MERITZ & MUENZ LLP

                                COUNSELORS AT LAW

                                2021 O Street, NW
                              Washington, DC 20036

                                    --------

                            Telephone: (202) 787-1964
                            Facsimile: (202) 787-3909
                           E-mail: Lmuenz@comcast.net

                                  June 29, 2005



Mr. Craig Wilson
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549


RE:      IVOICE, INC.
         FORM 10-QSB FOR THE PERIOD ENDED MARCH 31, 2005
         FILE NO. 000-29341


Dear Mr. Wilson,

My firm represents iVoice, Inc. (the "Company"). I am in receipt of your letter dated June 27, 2005 regarding your comments related to the Company's Form 10-QSB for the period ended March 31, 2005. On behalf of the Company, please find the Company' response to your comment:

     Supplemental Schedule of Non-Cash Financing Activities, page 5
     --------------------------------------------------------------

1. We note that you state that on January 11, 2005, the company provided Cornell with an advance put notice dated December 31, 2004 for the sale of 103,840,499 shares of Class A Common Stock representing the negative escrow account with Cornell. Describe the relevant terms of the put and indicate how you are accounting for it. Your response should address both EIFT 00-19 and SFAS No. 150. In addition, explain the meaning and purpose of the "negative escrow account" and its relation to the put and the shares of Class A Common Stock.

The Company entered into an Equity Distribution Agreement with Cornell Capital Partners LP ("Cornell Capital"), pursuant to which the Company can receive advances of up to an aggregate amount of $20.0 million from Cornell Capital under an equity line of credit (the "Equity Line of Credit"), and to simultaneously issue shares of our Class A Common Stock in lieu of repayment of such advances. The number of shares to be issued to Cornell Capital in connection with each advance will be determined by dividing the amount of each advance by the lowest closing bid price of the Class A Common

Mr. Craig Wilson
U.S. Securities and Exchange Commission
June 29, 2005
Page 2



Stock over the five trading days after we provide Cornell Capital notice requesting such advance. The mechanism to provide notice of the conversion by Cornell is the advance put notice. A minimum of seven trading days must pass between each advance put notice.

On December 27, 2004, the Company's notes payable balance owed to Cornell Capital was equal to $87,841.10. Due to trading volatility, it is often very difficult to accurately estimate the number of shares that will be required to satisfy a particular debt repayment. To address this issue, the Company will typically make a good faith estimate as to the number of shares that might be required to fully convert the notes payable into Class A Common Stock. These shares are then deposited into the escrow account with the escrow agent.

In this instance, the number of shares that were eventually required to satisfy the balance of $87,841.10 was 103,840,499 shares more than were available in the escrow account, creating an overdrawn balance, or negative escrow account. Upon the Company reconciling its escrow account with the escrow agent immediately before the fiscal year end 2004, and realizing the overdrawn balance of shares in its escrow account, the Company issued an additional 103,840,499 Class A Common Stock shares to correct this overdrawn condition on January 11, 2005.

In consultation with the Company's independent certified accountants, the Company did not feel that it was necessary to list on its balance sheet the remaining balance of the notes payable, $51,920, that remained unpaid for the period of December 27, 2004 through January 11, 2005, or sixteen days, due to the temporary overdrawn escrow account, as the amount was immaterial, representing less than .5% of total assets of the Company. This was a one time timing difference between the Company and its escrow agent. The Company had reconciled its stock at December 31, 2004 to reflect the loan being paid off and thus in the March 2005 quarter, the transaction was labeled as non-cash.

The terms of the advance put were as follows:

         Date:                              12/27/04
         Number of shares to be issued:     175,682,200
         Closing price:                     $0.0005
         Advance amount:                    $87,841.10
         Number of shares in escrow:        (103,840,499)

Mr. Craig Wilson
U.S. Securities and Exchange Commission
June 29, 2005
Page 3



The Company and its independent certified accountants considered SFAS 150 and EITF 00-19 at the time of the transaction. The Company and its independent certified accountants concluded that recognition of the transaction, the overdrawn escrow account, would have resulted in a liability that was not material to the financial statements as a whole, when considering the Company's total assets and liabilities. If the settled transaction was material, the Company would have reported the shortfall as a liability as required by SFAS 150.

                                                Respectfully yours,

                                                /s/ Lawrence A. Muenz

                                                Lawrence A. Muenz